News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT)
16 November 2011

INTERIM MANAGEMENT STATEMENT

Highlights for the nine months to 30 September 2011

•	Underlying revenue growth of 1%.

•	Underlying revenue growth in each of Reed Elsevier’s five business areas (excluding the net cycling out of biennial exhibitions).

•	On track to deliver 2011 adjusted earnings per share in line with expectations.

Erik Engstrom, Reed Elsevier’s CEO, said:

“The overall improvement in Reed Elsevier’s trading performance in the first half has continued. Our large subscription and data businesses are continuing to perform well, increasingly providing information solutions that demonstrably improve the economics of our professional and business customers. The recent uncertainty in the macro-economic environment has had a limited impact on some of our more cyclical businesses with only a marginal effect on our overall results to date. We have continued to strengthen the fundamentals of our business through reshaping the portfolio, investing in our market positions and driving process efficiency.“

The trading performance for the first nine months in Reed Elsevier’s five business areas was as follows:

Elsevier: underlying revenue growth of 2%. Science & Technology grew 4% with solid subscription revenues in research and continued good growth in databases and tools. Health Sciences remained flat with good growth in research and in online revenues across all areas, offset by continuing declines in European pharma promotion and in print book sales to individual customers with increasing pressures particularly in European markets. More broadly the institutional customer environment across the world is similar to a year ago with continued variations by customer and geography.

LexisNexis Risk Solutions: underlying revenue growth of 4% (excluding the insurance licensed infrastructure software business recently agreed to be sold). Insurance data & analytics has continued to grow well with good new product adoption. Business services also grew with good demand continuing in both financial and corporate markets. Growth in employment screening has slowed, with revenues only marginally ahead in the third quarter, with slower retailer hiring ahead of the holiday season than a year ago. Government revenues declined with growth in state and local revenues offset by the wind down of some lower margin one-off federal sales and the impact of federal budget pressures including longer lead times to close new commitments.

LexisNexis Legal & Professional: underlying revenue growth of 1%. Law firm markets remain stable but subdued, with trends similar to those seen in the first half. While there have been some signs of increased US law firm activity, this has yet to show through in legal headcount. Good growth was seen in new sales and in litigation tools and services. Search volumes in lexis.com also continued to show good growth. In international markets outside the US, strong growth in online services was largely offset by continuing declines in print product.

Reed Exhibitions: underlying revenue decline of 1% including cycling effects, or up 12% excluding the net cycling out of biennial shows. This includes a 2-3% benefit from other show timing differences which will reverse before the end of the year. Good growth ex-cycling continued in space sales and from new launches. Forward booking trends remain strong although we are watchful for how any change in the macro-economic environment may affect customer sentiment in our different geographies and sectors.

Reed Business Information: underlying revenue growth of 1%. Data services have continued to grow well and further investment has been made through the recent acquisition of Accuity. Totaljobs has continued to grow strongly whilst some of our other marketing solutions have seen recent transactional declines. Leading magazine brands were flat in the first nine months while other local business magazines and services, particularly in continental Europe, continued the decline seen in the first half. While we are seeing some recent impact on print advertising markets from the weaker European economic outlook, the effect has so far been limited and largely offset by improving sales and marketing effectiveness.

The financial position of Reed Elsevier is strong with good cash generation.

- ENDS -

Enquiries

Patrick Kerr (Media) +44 20 7166 5646	Sybella Stanley (Investors) +44 20 7166 5630

Notes to Editors

Reed Elsevier Group plc is a world leading provider of professional information solutions to the science and medical, legal, risk management, and business to business sectors.   The group employs more than 30,000 people, including more than 16,000 in North America.  Reed Elsevier reported revenues for 2010 of £6,055m/€7,084m.  Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £12bn/€14bn.  Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

Forward-looking statements: This Interim Management Statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended.  These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated.  The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements.  Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the availability of third party content and data; terrorism, acts of war and pandemics; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.